Exhibit 8.1

List of Significant Subsidiaries as of December 31, 2025

Name of Company	Place of Incorporation
Blueboard Ltd.	Ireland
Kunhoo Software Ltd.	Hong Kong
Opera Brasil Software Ltda.	Brazil
Opera Holding AS	Norway
Opera Hosting Ltd.	Canada
Opera Hosting Iceland ehf.	Iceland
Opera Norway AS	Norway
Opera Software Americas LLC	USA
Opera Software International AS	Norway
Opera Software Ireland Ltd.	Ireland
Opera Software Netherlands B.V.	Netherlands
Opera Software Poland Sp. z o.o.	Poland
Opera Software Spain S.L.U.	Spain
Opera Software Technology (Beijing) Co. Ltd.	China
Opera Sweden AB	Sweden
Opera Technologies Poland Sp. z o.o.	Poland
Opera Technology Singapore Pte. Ltd.	Singapore
Opera Unite Pte. Ltd.	Singapore
Opesa South Africa (Pty) Ltd.	South Africa
O'Play Digital Services Ltd.	Nigeria
O-Play Kenya Ltd.	Kenya
YoYo Games Ltd.	United Kingdom